Exhibit 99.120

For Immediate Release

Perennial and Aphria sign LOI to establish joint venture to develop new, consumer-
centric, cannabis-infused products and brands for the Canadian market

Brampton, Ontario & Leamington Ontario — August 14, 2018 — Perennial Inc. (“Perennial”), a subsidiary of DATA Communications Management Corp. (TSX: DCM) (“DCM”), and Aphria Inc. (TSX: APH and US OTC: APHQF) (“Aphria”) are pleased to announce they have signed a Letter of Intent to form a joint venture (the “JV”) to collaborate on the development of new products, brands and product categories that will drive the evolution of the Canadian adult-use cannabis market. It is expected that a definitive agreement formalizing the joint venture will be finalized within the coming weeks.

The JV will be powered by Aphria’s best-in-class cannabis production and Perennial’s industry- leading expertise in strategic brand development. The two companies share a cultural commitment to relentless innovation. This proposed collaboration will focus on developing industry-leading product innovations and brands that cater to the needs and wants of targeted adult-use consumer segments. As the cannabis industry expands into new and highly- anticipated product categories, Perennial and Aphria believe that a committed, consumer- centric approach will enable the JV to remain on the leading edge of the cannabis industry.

“Winning brands are built from the ground up, and we are excited by the opportunity to join forces with Aphria,” said Chris Lund, Chief Innovation Officer of Perennial. “Aphria shares Perennial’s vision of creating research-based, consumer-centric brands that are right for the Canadian marketplace.”

“Perennial has been providing strategic counsel and consumer-driven brand development to some of the world’s biggest brands for over 25 years,” said DCM’s President and Chief Executive Officer, Greg Cochrane. “With ventures like this one, DCM is able to realize the full potential of having Perennial as part of the DCM team. This structure enables DCM to pursue promising new opportunities, while preserving the integrity of the industry-leading solutions DCM currently provides to many of Canada’s top cannabis producers in a conflict-free manner. We look forward to the opportunity to further unlock and realize the value of DCM’s recent acquisition of Perennial.”

Aphria will collaborate with Perennial in creating highly differentiated, market-disrupting brands and products that deliver adult consumers a unique and targeted cannabis experience. “We are incredibly focused on developing the innovative products of tomorrow that will revolutionize the way adult consumers integrate cannabis into their lives,” said Jakob Ripshtein, Chief Commercial Officer of Aphria. “We’re already moving the needle on what the cannabis industry is going to look like, not just one year from now, but in five or ten years. We will continue to invest in ventures like this one with Perennial that will enable us to collaborate with a range of strategic partners to bring powerful innovations to the adult-use cannabis market.”

“Aphria has developed a portfolio of thoughtfully researched and crafted adult-use brands that we are confident will resonate with consumers out of the gate come October 17,” said Megan McCrae, Vice President of Marketing at Aphria. “Collaborating with Perennial, one of the best brand houses in North America, will ensure we continue to lead the consumer experience as the industry evolves and we expand our portfolio to include a range of cannabis-infused products.”

“Aphria is not standing still as the opening bell for adult-use cannabis approaches,” said Vic Neufeld, Chief Executive Officer of Aphria. “We are rapidly advancing our strategic innovation plans on multiple fronts, including with this JV and our recently announced Extraction Centre of Excellence. Aphria has the infrastructure, know-how and capacity to deliver on adult-use market commitments in year one and beyond, and we’re using that foundation to ensure we’re leading the evolution of the adult-use cannabis industry in the years to come.”

About Perennial Inc., a DCM Company

For more than 25 years, Perennial has been the trusted partner for many of North America’s top brands in retail, financial services, and consumer packaged goods. Perennial has provided business strategy, brand strategy, consumer insights, and design to leading brands like Royal Bank of Canada, Loblaw Companies Limited, McKesson Canada, Coca-Cola, and The Home Depot Canada. Through innovative thinking, clever storytelling, and strategic solutions, Perennial drives clients’ sales today while building their brands for tomorrow.

About DATA Communications Management Corp.

DCM is a communication solutions partner that adds value for major companies across North America by creating more meaningful connections with their customers. We pair customer insights and thought leadership with cutting-edge products, modular enabling technology, and services to power our clients’ go-to-market strategies. We help our clients manage how their brands come to life, determine which channels are right for them, manage multimedia campaigns, deploy location-specific and 1:1 marketing, execute custom loyalty programs, and fulfill their commercial printing needs all in one place.

Our extensive experience has positioned us as experts at providing communication solutions across many verticals, including the financial, retail, healthcare, consumer health, energy, and not-for-profit sectors. Thanks to our locations throughout Canada and in the United States, we are able to meet our clients’ varying needs with scale, speed, and efficiency — no matter how large or complex the ask. And we can do it all with advanced data security, regulatory compliance, and bilingual communications, in print or digital.

Additional information relating to DATA Communications Management Corp. is available on www.datacm.com, and in the disclosure documents filed by DATA Communications Management Corp. on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

For further information, contact:

Mr. Gregory J. Cochrane

President & CEO

DATA Communications Management Corp.

Tel: (905) 791-3151

Mr. James E. Lorimer

Chief Financial Officer

DATA Communications Management Corp.

Tel: (905) 791-3151

ir@datacm.com

About Aphria Inc.

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For further information, contact:

Tamara Macgregor

Vice President of Communications

Aphria Inc.

tamara.macgregor@aphria.com

Tel: (437) 343-4000

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking” statements that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, objectives or achievements of DCM or Aphria, or industry results, to be materially different from any future results, performance, objectives or achievements expressed or implied by such forward-looking statements. When used in this press release, words such as “may”, “would”, “could”, “will”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, and other similar expressions are intended to identify forward-looking statements. These statements reflect the current views of DCM and Aphria regarding future events and operating performance, are based on information currently available to DCM and Aphria, and speak only as of the date of this press release. These forward-looking statements involve a number of risks, uncertainties and assumptions and should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such performance or results will be achieved. Many factors could cause the actual results, performance, objectives or achievements of DCM and Aphria to be materially different from any future results, performance, objectives or achievements that may be expressed or implied by such forward-looking statements. Such factors and forward-looking statements in this news release include, but are not limited to: statements with respect to the timing of the signing of any definitive documentation in respect of the JV; expectations that a binding commercial agreement will be reached on terms satisfactory to the parties, if at all; expectations regarding the anticipated benefits and synergies of the JV; future collaboration efforts by and among DCM and Aphria; the proposed JV may not result in the accretion to the earnings or other benefits to DCM or Aphria; and expectations regarding the cannabis industry generally.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.